EXHIBIT 99.2

Management’s Report

Management’s Responsibility on Financial Statements
Management is responsible for the preparation of the accompanying consolidated financial statements and for the consistency therewith of all other financial and operating data presented in this annual report. The consolidated financial statements have been prepared in accordance with the accounting policies detailed in the notes thereto. In Management’s opinion, the consolidated financial statements are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, have been prepared within acceptable limits of materiality, and have utilized supportable, reasonable estimates.
To ensure the integrity of our financial statements, we carefully select and train qualified personnel. We also ensure our organizational structure provides appropriate delegation of authority and division of responsibilities. Our policies and procedures are communicated throughout the organization including a written ethics and integrity policy that applies to all employees including the Chief Executive Officer and Chief Financial Officer.
The Board of Directors approves the consolidated financial statements. Their financial statement related responsibilities are fulfilled primarily through the Audit Committee. The Audit Committee is composed entirely of independent directors, and includes at least one director with financial expertise. The Audit Committee meets regularly with Management and the external auditors to discuss reporting and control issues and ensures each party is properly discharging its responsibilities. The Audit Committee also considers the independence of the external auditors and reviews their fees.
The consolidated financial statements have been audited by Deloitte LLP, Chartered Professional Accountants, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders.

Management’s Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance that all assets are safeguarded, transactions are appropriately authorized and to facilitate the preparation of relevant, reliable and timely information. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of the internal control over financial reporting for ARC Resources Ltd. and subsidiaries ("the Company") as defined in Rule 13a-15 under the US Securities Exchange Act of 1934. The assessment was based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2016. The Company’s internal control over financial reporting as of December 31, 2016 has been audited by Deloitte LLP, the Company’s external auditors, who also audited the Company’s consolidated financial statements for the year ended December 31, 2016.

/s/ Myron M. Stadnyk             /s/ P. Van R. Dafoe
President and Chief Executive Officer    Senior Vice President and Chief Financial Officer
Calgary, Alberta
February 8, 2017

ARC Resources Ltd.	1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of ARC Resources Ltd.:

We have audited the accompanying consolidated financial statements of ARC Resources Ltd. and subsidiaries (the "Company"), which comprise the consolidated balance sheets as at December 31, 2016 and 2015 and the consolidated statements of income and comprehensive income, statements of changes in shareholders’ equity and statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as Management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of ARC Resources Ltd. and subsidiaries as at December 31, 2016 and 2015 and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 8, 2017 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ “Deloitte LLP”
Chartered Professional Accountants
February 8, 2017
Calgary, Canada

ARC Resources Ltd.	2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ARC Resources Ltd.:

We have audited the internal control over financial reporting of ARC Resources Ltd. and subsidiaries (the “Company”) as of December 31, 2016, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2016 of the Company and our report dated February 8, 2017 expressed an unmodified/unqualified opinion on those consolidated financial statements.

/s/ “Deloitte LLP”
Chartered Professional Accountants
February 8, 2017
Calgary, Canada

ARC Resources Ltd.	3

ARC RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
As at

(Cdn$ millions)	December 31, 2016	December 31, 2015

ASSETS
Current assets
Cash and cash equivalents	222.2	167.3
Short-term investments (Note 6)	450.0	3.2
Accounts receivable	164.7	116.6
Prepaid expenses	12.1	14.3
Risk management contracts (Note 16)	59.0	207.5
Assets held for sale (Note 11)	242.3	—
	1,150.3	508.9
Reclamation fund (Note 8)	36.5	34.3
Risk management contracts (Note 16)	123.4	204.7
Exploration and evaluation assets (Note 10)	313.2	276.4
Property, plant and equipment (Note 9, 11)	4,118.9	4,659.7
Goodwill	248.2	248.2
Total assets	5,990.5	5,932.2

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	161.8	137.5
Current portion of long-term debt (Note 13)	51.5	57.9
Current portion of asset retirement obligations (Note 14)	15.5	18.0
Dividends payable (Note 18)	17.7	34.7
Risk management contracts (Note 16)	28.9	1.6
Liabilities associated with assets held for sale (Note 14)	171.1	—
	446.5	249.7
Risk management contracts (Note 16)	—	0.7
Long-term debt (Note 13)	974.5	1,056.4
Long-term incentive compensation liability (Note 19)	24.6	19.5
Other deferred liabilities	12.4	14.1
Asset retirement obligations (Note 14)	363.4	555.2
Deferred taxes (Note 17)	684.3	648.1
Total liabilities	2,505.7	2,543.7
Commitments and contingencies (Note 20)

SHAREHOLDERS’ EQUITY
Shareholders’ capital	4,654.9	4,536.9
Contributed surplus	17.6	12.6
Deficit	(1,188.0)	(1,161.1)
Accumulated other comprehensive income	0.3	0.1
Total shareholders’ equity	3,484.8	3,388.5
Total liabilities and shareholders’ equity	5,990.5	5,932.2
See accompanying notes to the consolidated financial statements.
Approved by the Board of Directors

/s/ Harold N. Kvisle                    /s/ Kathleen M. O’Neill
Chairman of the Board of Directors and Director        Chair of the Audit Committee and Director

ARC Resources Ltd.	4

ARC RESOURCES LTD.
CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31

(Cdn$ millions, except per share amounts)	2016	2015

Sales of crude oil, natural gas, condensate, natural gas liquids and other income	1,063.5	1,193.7
Royalties	(89.0)	(103.3)
Revenue	974.5	1,090.4

Gain (loss) on risk management contracts (Note 16)	(36.7)	338.0
Revenue and risk management contracts	937.8	1,428.4

Transportation	95.4	97.0
Operating	289.0	298.0
Exploration and evaluation expenses (Note 10)	1.7	46.9
General and administrative	99.3	68.6
Interest and financing charges	50.5	51.0
Accretion of asset retirement obligations (Note 14)	12.1	13.4
Depletion, depreciation, amortization and impairment (Note 11)	431.5	1,065.4
Loss (gain) on foreign exchange	(33.3)	177.8
Loss (gain) on short-term investments (Note 6)	(1.2)	0.4
Gain on business combinations (Note 9)	(53.9)	—
Gain on disposal of petroleum and natural gas properties (Note 11)	(196.0)	(31.6)
Total expenses	695.1	1,786.9

Net income (loss) before income taxes	242.7	(358.5)

Provision for (recovery of) income taxes (Note 17)
Current	25.4	(9.0)
Deferred	16.0	(6.8)
Total income taxes (recoveries)	41.4	(15.8)

Net income (loss)	201.3	(342.7)

Net income (loss) per share (Note 18)
Basic	0.57	(1.01)
Diluted	0.57	(1.01)
See accompanying notes to the consolidated financial statements.

ARC Resources Ltd.	5

ARC RESOURCES LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31

(Cdn$ millions)	2016	2015

Net income (loss)	201.3	(342.7)
Other comprehensive income
Items that may be reclassified into earnings, net of tax:
Net unrealized gain on reclamation fund investments (Note 8)	0.2	0.1
Other comprehensive income	0.2	0.1
Comprehensive income (loss)	201.5	(342.6)
See accompanying notes to the consolidated financial statements.

ARC Resources Ltd.	6

ARC RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the years ended December 31

(Cdn$ millions)	Shareholders’ Capital (Note 18)	Contributed Surplus	Deficit	Accumulated other comprehensive income	Total Shareholders’ Equity
December 31, 2014	3,951.1	8.6	(407.9)	—	3,551.8
Net loss	—	—	(342.7)	—	(342.7)
Other comprehensive income	—	—	—	0.1	0.1
Total comprehensive income (loss)	—	—	(342.7)	0.1	(342.6)
Shares issued for cash	402.7	—	—	—	402.7
Shares issued pursuant to the Dividend Reinvestment Plan	151.0	—	—	—	151.0
Shares issued pursuant to the Stock Dividend Program	44.5	—	—	—	44.5
Share issuance costs (1)	(12.4)	—	—	—	(12.4)
Recognized under share-based compensation plans (Note 19)	—	4.0	—	—	4.0
Dividends declared	—	—	(410.5)	—	(410.5)
December 31, 2015	4,536.9	12.6	(1,161.1)	0.1	3,388.5
Net income	—	—	201.3	—	201.3
Other comprehensive income	—	—	—	0.2	0.2
Total comprehensive income	—	—	201.3	0.2	201.5
Shares issued for cash on exercise of stock options (Note 19)	0.8	—	—	—	0.8
Shares issued pursuant to the Dividend Reinvestment Plan	91.0	—	—	—	91.0
Shares issued pursuant to the Stock Dividend Program	26.1	—	—	—	26.1
Share issuance costs	(0.2)	—	—	—	(0.2)
Recognized under share-based compensation plans (Note 19)	—	5.3	—	—	5.3
Contributed surplus transferred on exercise of share options (Note 18, 19)	0.3	(0.3)	—	—	—
Dividends declared	—	—	(228.2)	—	(228.2)
December 31, 2016	4,654.9	17.6	(1,188.0)	0.3	3,484.8

(1)	Amount is net of deferred tax of $4.4 million.
See accompanying notes to the consolidated financial statements.

ARC Resources Ltd.	7

ARC RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31

(Cdn$ millions)	2016	2015
CASH FLOW FROM OPERATING ACTIVITIES
Net income (loss)	201.3	(342.7)
Add items not involving cash:
Unrealized loss (gain) on risk management contracts	253.2	(152.0)
Accretion of asset retirement obligations (Note 14)	12.1	13.4
Depletion, depreciation, amortization and impairment (Note 11)	431.5	1,065.4
Exploration and evaluation expenses (Note 10)	1.7	46.9
Unrealized loss (gain) on foreign exchange	(34.5)	178.5
Gain on business combinations (Note 9)	(53.9)	—
Gain on disposal of petroleum and natural gas properties (Note 11)	(196.0)	(31.6)
Deferred tax expense (recovery) (Note 17)	16.0	(6.8)
Other (Note 22)	1.9	2.3
Net change in other liabilities (Note 22)	(4.7)	(22.0)
Change in non-cash working capital (Note 22)	2.1	(62.4)
	630.7	689.0
CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Repayment of long-term debt under revolving credit facilities, net	—	(83.8)
Repayment of senior notes	(55.1)	(53.8)
Issuance of common shares	0.8	402.7
Share issuance costs	(0.2)	(16.8)
Cash dividends paid	(128.0)	(212.3)
	(182.5)	36.0
CASH FLOW USED IN INVESTING ACTIVITIES
Acquisition of petroleum and natural gas properties (Note 9, 11)	(172.9)	(14.4)
Disposal of petroleum and natural gas properties (Note 11)	705.4	88.8
Property, plant and equipment development expenditures (Note 11)	(417.6)	(514.0)
Exploration and evaluation asset expenditures (Note 10)	(38.0)	(33.9)
Net reclamation fund withdrawals (contributions) (Note 8)	(2.0)	0.9
Net purchase of short-term investments (Note 6)	(445.6)	—
Change in non-cash working capital (Note 22)	(22.6)	(92.2)
	(393.3)	(564.8)
INCREASE IN CASH AND CASH EQUIVALENTS	54.9	160.2
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	167.3	7.1
CASH AND CASH EQUIVALENTS, END OF YEAR	222.2	167.3
The following are included in cash flow from operating activities:
Income taxes paid in cash	14.7	42.8
Interest paid in cash	50.5	52.0
See accompanying notes to the consolidated financial statements.

ARC Resources Ltd.	8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015

1.	STRUCTURE OF THE BUSINESS
The principal undertakings of ARC Resources Ltd. and its subsidiaries (collectively, the “Company” or “ARC”) are to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets.
ARC was incorporated in Alberta, Canada and the Company’s registered office and principal place of business is located at 1200, 308 – 4th Avenue SW, Calgary, Alberta, Canada T2P 0H7.

2.	BASIS OF PREPARATION
These consolidated financial statements (the “financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board ("IASB") up to February 8, 2017. All financial information is reported in millions of Canadian dollars ("Cdn$"), unless otherwise noted. References to “US$” are to United States dollars.
The financial statements have been prepared on a historical cost basis, except for ARC's cash and cash equivalents, short-term investments, reclamation fund assets, and risk management contracts which are presented at fair value, as detailed in the accounting policies disclosed in Note 3.
At December 31, 2015, the financial statements included the accounts of ARC and its wholly owned subsidiaries, including ARC Resources General Partnership (the "partnership") and 1504793 Alberta Ltd. Effective March 1, 2016, ARC wound up 1504793 Alberta Ltd. resulting in the dissolution of the partnership. All transactions were executed on a tax deferred basis.
All inter-entity transactions have been eliminated upon consolidation between ARC and its subsidiaries in these financial statements. ARC's operations are viewed as a single operating segment by the chief operating decision maker of the Company for the purpose of resource allocation and assessing performance.
The preparation of the financial statements requires Management to use judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimated. Significant estimates and judgments used in the preparation of the financial statements are detailed in Note 5.
These financial statements were authorized for issue by the Board of Directors on February 8, 2017.

3.	SUMMARY OF ACCOUNTING POLICIES
Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, market deposits and similar type instruments with an original maturity of three months or less when purchased.
Reclamation Fund
ARC's reclamation fund holds investment-grade assets and cash and cash equivalents. Investments are categorized as available-for-sale assets. Available-for-sale assets are initially measured at fair value with subsequent changes in fair value recognized in other comprehensive income ("OCI"), net of tax.
Goodwill
ARC records goodwill relating to a business combination when the total purchase price exceeds the fair value of the identifiable assets and liabilities of the acquired business. Goodwill is stated at cost less any accumulated impairment losses. Goodwill is evaluated for impairment on an annual basis, or more frequently if potential indicators of impairment exist.
Exploration and Evaluation (“E&E”) Assets
E&E costs are capitalized until the technical feasibility and commercial viability, or otherwise, of the relevant projects have been determined. Technical feasibility and commercial viability of E&E assets is dependent upon the assignment of a sufficient amount of economically recoverable reserves relative to the estimated potential resources available and available infrastructure to support commercial development, as well as obtaining the appropriate internal and

ARC Resources Ltd.	9

external approvals. E&E costs may include costs of seismic and land acquisitions, technical services and studies, exploratory drilling and testing, and the estimate of any asset retirement costs. Costs incurred prior to obtaining the legal right to explore are expensed as incurred. Net revenues from test production associated with assets classified as E&E are recognized as earned. Assets classified as E&E are not amortized.
If a project classified as E&E is determined to be technically feasible and commercially viable, the relevant cost is transferred from E&E to development and production assets which are classified as PP&E on the consolidated balance sheets (the "balance sheets"). The relevant assets are assessed for impairment prior to any such transfer. If a decision not to continue an E&E project is made by Management, all associated costs are charged to the consolidated statements of income (the "statements of income") in E&E expenses at that time.
Property, Plant and Equipment ("PP&E")
Items of PP&E, which include oil and gas development and production assets and administrative assets, are measured at cost less accumulated depletion, depreciation and amortization ("DD&A") and accumulated impairment losses.
Capitalization of Exploration and Development Costs
Overhead costs that are directly attributable to bringing an asset to the location and condition necessary for it to be capable of use in the manner intended by Management are capitalized. These costs include cash and share-based compensation costs paid to ARC personnel dedicated to capital projects.

Impairment of Non-Financial Assets
Development and Production Assets
ARC’s development and production assets are grouped into cash generating units (“CGUs”) for the purpose of assessing impairment. A CGU is a grouping of assets that generate cash inflows independently of other assets held by the Company. Geological formation, product type, geography and internal management are key factors considered when grouping ARC’s petroleum and natural gas assets into CGUs.
CGUs are reviewed at each reporting date for indicators of potential impairment or, in the case of previously impaired CGUs, impairment reversal. If such indicators exist, an impairment test is performed by comparing the CGU’s carrying value to its recoverable amount, defined as the greater of a CGU’s fair value less costs of disposal and its value in use. Any excess of carrying value over the recoverable amount is recognized in the statements of income in DD&A and impairment.
If there is an indicator that a previously recognized impairment charge may no longer exist or may have decreased, the recoverable amount of the relevant CGU is calculated and compared against the carrying amount. An impairment charge is reversed to the extent that the asset’s recoverable amount does not exceed the carrying amount that would have been determined, net of DD&A, if no impairment loss had been recognized. A reversal of impairment is recognized in the statements of income in DD&A and impairment.
E&E Assets
E&E assets are assessed for impairment at the operating segment level and tested for impairment any time that circumstances arise which could indicate a potential impairment. Upon determination of technical feasibility and commercial viability, the relevant E&E assets are first tested for impairment and then reclassified to development and production assets. An impairment loss on E&E assets is recognized if the carrying value of the E&E assets exceeds the recoverable amount. Impairment of E&E assets is recognized in E&E expenses.
If there is an indicator that a previously recognized impairment charge may no longer exist or may have decreased, the recoverable amount of the relevant E&E asset is calculated and compared against the carrying amount. An impairment charge is reversed to the extent that the asset’s recoverable amount does not exceed the carrying amount that would have been determined if no impairment loss had been recognized.
Goodwill
Goodwill is assessed for impairment at the operating segment level. Goodwill has not been attributed to individual CGUs as ARC believes the goodwill it has acquired enhances the value of all of its pre-existing CGUs through enhanced operating efficiencies. Irrespective of whether there is any indication of impairment, goodwill balances are tested for impairment annually. An impairment loss on goodwill is recognized if the combined carrying amount of the CGUs including goodwill exceeds the recoverable amount of the CGUs. Impairment of goodwill is recognized in the statements of income in DD&A and impairment. Any impairment loss of goodwill is not reversed.
Assets Held for Sale
Non-current assets are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is met when the sale is highly probable and the asset is available

ARC Resources Ltd.	10

for immediate sale in its present condition. For the sale to be highly probable, Management must be committed to a plan to sell the asset and an active program to locate a buyer and complete the plan must have been initiated. The asset must be actively marketed for sale at a price that is reasonable in relation to its current fair value and the sale should be expected to be completed within one year from the date of classification.
Immediately before the non-current assets are classified as held for sale, they are assessed for indicators of impairment or reversal of impairment and are measured at the lower of their carrying amount and fair value less costs of disposal, with any impairment loss or reversal of impairment recognized in the statements of income. Non-current assets held for sale and their associated liabilities are classified and presented in current assets and liabilities within the balance sheet. Assets held for sale are not depleted, depreciated or amortized.
Dispositions
Gains on disposal of assets are determined by comparing the proceeds from disposal with the carrying amount of the assets held for sale and are recognized separately in the statements of income.
Exchanges of properties are measured at fair value, unless the transaction lacks commercial substance or fair value cannot be reasonably measured. Where the exchange is measured at fair value, a gain or loss is recognized in the statements of income.
Business Combinations
Business combinations are accounted for using the acquisition method under IFRS 3 Business Combinations. Management's determination of whether a transaction constitutes a business combination or an asset acquisition is determined based on the criteria in IFRS 3. The identifiable assets acquired and liabilities assumed in a business combination are measured at their fair values at the acquisition date. The asset retirement obligation ("ARO") associated with the acquired property is subsequently re-measured at the end of the reporting period using a risk-free discount rate, with any changes recognized in ARO and PP&E on the balance sheet. The cost of an acquisition is measured as the fair value of the assets transferred, equity instruments issued, and liabilities incurred or assumed at the acquisition date. The excess of the acquisition cost over the fair value of the identifiable net assets acquired is recognized as goodwill. If the cost of the acquisition is less than the fair value of the net identifiable assets acquired, a gain on business combination is recognized immediately in the statements of income. Any deferred tax asset or liability arising from the business combination is recognized at the acquisition date. Goodwill is not expected to be deductible for tax purposes. Transaction costs associated with a business combination are expensed as incurred.
In a business combination achieved in stages whereby joint control does not exist or is not retained, any equity interest previously held by ARC in the acquiree is re-measured at its acquisition date fair value and any resulting gain or loss is recognized immediately in the statements of income. Obtaining control of a business that is a joint operation for which ARC previously held an interest immediately before the acquisition date (either as a joint operator or as a party to a joint arrangement) is considered to be a business combination achieved in stages whereby joint control is not retained.

DD&A
Development and production assets are componentized into groups of assets with similar useful lives for the purposes of performing depletion calculations. Depletion expense is measured using the unit-of-production method based on:

(a)	total estimated proved and probable reserves calculated in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities;

(b)	total capitalized costs plus estimated future development costs of proved and probable reserves, including future estimated asset retirement costs; and

(c)
relative volumes of petroleum and natural gas reserves and production, before royalties, converted at the energy equivalent conversion ratio of six thousand cubic feet of natural gas to one barrel of oil.

Depreciation of administrative assets is calculated on a straight-line basis over the estimated useful lives of the related assets, which range from three to fourteen years.
Provisions and ARO
Provisions are recognized when ARC has a present legal or constructive obligation as a result of past events, it is probable that an outflow of economic resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

ARC Resources Ltd.	11

A provision for onerous contracts is recognized when the expected economic benefits to be derived by ARC from a contract are lower than the unavoidable cost of meeting the obligations under the contract. The provision is measured at the lower of the expected cost of terminating the contract and the present value of the expected net cost of the remaining term of the contract. Before a provision is established, ARC first recognizes any impairment loss on assets associated with the onerous contract.
Provisions for decommissioning and restoration obligations associated with ARC's E&E and PP&E assets are recognized as ARO. ARO is measured at the present value of Management's best estimate of expenditures required to settle the liability as at the date of the balance sheet. On a periodic basis, Management reviews these estimates and changes, if any, are applied prospectively. The change in fair value of the estimated ARO is recorded as an increase or decrease to the liability, with a corresponding increase or decrease to the carrying amount of the related asset. The capitalized amount in PP&E is depreciated on a unit-of-production basis over the life of the associated proved and probable reserves. The long-term liability is increased each reporting period with the passage of time and the associated accretion charge is recognized in the statements of income. Periodic revisions to the liability-specific risk-free discount rate, estimated timing of cash flows or to the estimated undiscounted cost can also result in an increase or decrease to the ARO and the related asset. Actual costs incurred upon settlement of the obligation are recorded against the ARO to the extent of the liability recorded.
Financial Instruments
Financial assets, financial liabilities and derivatives are measured at fair value on initial recognition. Measurement in subsequent periods depends on the financial instrument’s classification, as described below. ARC does not employ hedge accounting for its risk management contracts currently in place.

•	Fair value through profit or loss
Financial assets and liabilities classified as held-for-trading or designated as at fair value through profit or loss are initially recognized and subsequently measured at fair value with changes in those fair values charged immediately to earnings. ARC classifies its cash and cash equivalents, short-term investments, and risk management contracts as held-for-trading.

•	Held-to-maturity investments, loans and receivables and other financial liabilities
Held-to-maturity investments, loans and receivables, and other financial liabilities are initially recognized at fair value, net of directly attributable transaction costs, and are subsequently measured at amortized cost using the effective interest method. ARC classifies accounts receivable as loans and receivables, and classifies accounts payable and accrued liabilities, dividends payable, and long-term debt as other financial liabilities.

•	Available-for-sale financial assets
Non-derivative financial assets may be designated as available for sale so long as they are not classified in another category above. Available-for-sale financial assets are initially recognized at fair value, net of directly attributable transaction costs, and are subsequently measured at fair value with changes in fair value recognized in OCI, net of tax. Transaction costs related to the purchase of available-for-sale assets are recognized in the statements of income. Amounts recognized in OCI for available-for-sale financial assets are charged to earnings when the asset is derecognized or when there is an impairment. ARC classifies its reclamation fund assets as available-for-sale assets.
Fair Value Measurement
ARC measures its cash and cash equivalents, risk management contracts, and reclamation fund at fair value at each reporting date. Prior to December 31, 2016, ARC also measured its short-term investment at fair value at each reporting date. Fair value less costs of disposal is also calculated at each reporting date to determine the recoverable amount of non-financial assets that are tested for impairment. In addition, the fair value of long-term debt is disclosed in Note 13.
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in its principal or most advantageous market at the measurement date. To estimate the fair value of its financial instruments, ARC uses quoted market prices when available, or third-party models and valuation methodologies that use observable market data. Fair value is measured using the assumptions that market participants would use, including transaction-specific details and non-performance risk.

ARC Resources Ltd.	12

All financial assets and liabilities for which fair value is measured or disclosed in the financial statements are further categorized using a three-level hierarchy that reflects the significance of the lowest level of inputs used in determining fair value:

•
Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•
Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

•	Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.
At each reporting date, ARC determines whether transfers have occurred between levels in the hierarchy by reassessing the level of classification for each financial asset and financial liability measured or disclosed at fair value in the financial statements based on the lowest level input that is significant to the fair value measurement as a whole. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.
ARC's risk management contracts are subject to master netting agreements that create a legally enforceable right to offset by counterparty the related financial assets and financial liabilities on the Company's balance sheets in all circumstances. ARC manages these contracts on the basis of its net exposure to market risks and therefore measures their fair value consistently with how market participants would price the net risk exposure at the reporting date under current market conditions.
Impairment of Financial Assets
The Company assesses whether there is objective evidence that indicates if a financial asset or group of financial assets is impaired at each reporting date. Objective evidence exists if one or more loss events occur after initial recognition of the financial asset which have an impact on the estimated future cash flows of the financial asset and that impact can be reliably measured. Objective evidence of impairment may include indications that a debtor is experiencing significant financial difficulty, that a debtor has breached certain contracts, the probability that a debtor will enter bankruptcy or other financial reorganization, and changes in economic conditions that correlate with defaults.
If a receivable or group of receivables carried at amortized cost is impaired, the amount of the loss is measured as the difference between the amortized cost of the receivable and its recoverable amount. The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognized in general and administrative ("G&A") expenses. If the amount of the impairment loss decreases in a subsequent period because of a specific event, the impairment loss is reversed through the allowance account. Receivables and the associated allowance balance are written off when there is no longer a probability of future recovery.
When a decline in the fair value of an available-for-sale financial asset has been recognized in OCI and there is objective evidence that the asset is impaired, the cumulative loss is measured as the difference between the acquisition cost of the financial asset and its fair value and is reclassified from equity to G&A expenses.
Income Taxes
Income tax expense comprises current and deferred income taxes. Current and deferred income tax expense is recognized in the statements of income except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Claims made for scientific research and experimental development tax credits are offset against current tax expense.

ARC Resources Ltd.	13

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred income taxes are not recognized for:

•	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss; and

•	taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.
Deferred tax assets and tax liabilities are offset to the extent there is a legally enforceable right to set off the recognized amounts and the intent is to either settle on a net basis or to realize the asset and settle the liability simultaneously.
A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.
Revenue Recognition
Revenue associated with the sale of crude oil, natural gas, condensate and natural gas liquids (“NGLs”) owned by ARC is recognized when title is transferred from ARC to its customers. Revenue is measured at the fair value of the consideration received or receivable. Revenue represents ARC's share net of royalty payments to governments and other mineral interest owners. Revenue from the sale of crude oil, natural gas, condensate and NGLs (prior to deduction of transportation costs) is recognized when all of the following conditions have been satisfied:

•	ARC has transferred the significant risks and rewards of ownership of the goods to the buyer;

•	ARC retains no continuing managerial involvement to the degree usually associated with ownership or effective control over the goods sold;

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow to ARC; and

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.
Transportation
Costs paid by ARC for the transportation of crude oil, natural gas, condensate and NGLs to the point of title transfer are recognized when the transportation is provided.
Share-Based Compensation Plans
ARC's share-based compensation plans include both cash-settled awards and equity-settled awards.
Liabilities associated with cash-settled awards are determined based on the fair value of the award at grant date and are subsequently revalued at each period end. This valuation incorporates the period-end share price, dividends declared during the period, the number of units outstanding at each period end, and certain Management estimates, such as a performance multiplier and estimated forfeiture. Compensation expense is recognized in the statements of income over the relevant service period with a corresponding increase or decrease in accrued liabilities. Classification of the associated short-term and long-term liabilities is dependent on the expected payout dates of the individual awards.
Compensation expense associated with equity-settled awards is determined based on the fair value of the award at grant date and is recognized over the period that the awards vest, with a corresponding increase to contributed surplus. Depending on the terms of the plan, when the awards are exercised, the associated contributed surplus is recognized in shareholders' capital.
Government Grants
Government grants are recognized when there is reasonable assurance that ARC will comply with the conditions attached to them and the grants will be received. If a grant is received before it is certain whether compliance with all conditions will be achieved, the grant is recognized as a deferred liability until such conditions are fulfilled. When the conditions of a grant relate to income or expenses, it is recognized in the statements of income in the period in which the expenditures are incurred or income is earned. When the conditions of a grant relate to an underlying

ARC Resources Ltd.	14

asset, it is recognized as a reduction to the carrying amount of the related asset and amortized into income on a systematic basis over the expected useful life of the underlying asset through reduced DD&A charges.
Joint Arrangements
ARC may conduct its oil and gas production activities through jointly controlled operations and the financial statements reflect only ARC’s proportionate interest in such activities. Joint control exists for contractual arrangements governing ARC's assets whereby ARC has less than 100 per cent working interest, all of the partners have control of the arrangement collectively, and spending on the project requires unanimous consent of all parties that collectively control the arrangement and share the associated risks. ARC does not have any joint arrangements that are individually material to the Company or that are structured through joint venture arrangements.
Foreign Currency Translation
Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the period average rates of exchange. Translation gains and losses are included in earnings in the period in which they arise.
ARC’s functional and presentation currency is Canadian dollars.

4.	FUTURE ACCOUNTING POLICY CHANGES
In April 2016, the IASB issued its final amendments to IFRS 15 Revenue from Contracts with Customers, which replaces IAS 18 Revenue, IAS 11 Construction Contracts, and related interpretations. IFRS 15 provides a single, principles-based five-step model to be applied to all contracts with customers. The standard requires an entity to recognize revenue to reflect the transfer of goods and services for the amount it expects to receive, when control is transferred to the purchaser. Disclosure requirements have also been expanded. The standard is required to be adopted either retrospectively or using a modified retrospective approach for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. IFRS 15 will be applied by ARC on January 1, 2018. The Company has created a project plan and is currently in the process of reviewing its various revenue streams and underlying contracts with customers to determine the impact, if any, that the adoption of IFRS 15 will have on its financial statements, as well as the impact that adoption of the standard will have on disclosure.

In July 2014, the IASB completed the final elements of IFRS 9 Financial Instruments. The standard supersedes earlier versions of IFRS 9 and completes the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 introduces a single approach to determine whether a financial asset is measured at amortized cost or fair value and replaces the multiple rules in IAS 39. The approach is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. For financial liabilities, IFRS 9 retains most of the requirements of IAS 39; however, where the fair value option is applied to financial liabilities, any change in fair value resulting from an entity’s own credit risk is recorded in OCI rather than the statement of income, unless this creates an accounting mismatch. The Company anticipates that adoption of IFRS 9 will result in changes to the classification of the Company’s financial assets but will not change the classification of the Company’s financial liabilities. The Company does not anticipate any material changes in the carrying values of the Company’s financial instruments as a result of the adoption of IFRS 9. In addition, IFRS 9 introduces a new expected credit loss model for calculating impairment of financial assets, replacing the incurred loss impairment model required by IAS 39. ARC does not anticipate that the new impairment model will result in material changes to the valuation of its financial assets on adoption of IFRS 9. IFRS 9 also contains a new model to be used for hedge accounting. The Company does not currently apply hedge accounting to its risk management contracts and does not currently intend to apply hedge accounting to any of its existing risk management contracts on adoption of IFRS 9. The standard will come into effect for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. IFRS 9 will be applied on a retrospective basis by ARC on January 1, 2018.
In January 2016, the IASB issued IFRS 16 Leases, which replaces IAS 17 Leases. For lessees applying IFRS 16, a single recognition and measurement model for leases would apply, with required recognition of assets and liabilities for most leases. The standard will come into effect for annual periods beginning on or after January 1, 2019, with earlier adoption permitted if the entity is also applying IFRS 15 Revenue from Contracts with Customers. The standard is required to be adopted either retrospectively or using a modified retrospective approach. IFRS 16 will be applied by ARC on January 1, 2019 and the Company is currently evaluating the impact of the standard on ARC's financial statements.

ARC Resources Ltd.	15

5.	MANAGEMENT JUDGMENTS AND ESTIMATION UNCERTAINTY
The timely preparation of financial statements in accordance with IFRS requires Management to use judgments, estimates and assumptions. These estimates and judgments are subject to change and actual results could differ from those estimated. The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the reported amounts of assets, liabilities, revenues, expenses, and the disclosure of contingencies are discussed below.
Crude Oil and Natural Gas Reserves and Resources
There are a number of inherent uncertainties associated with estimating reserves and resources. Reserve and resource estimates are based on engineering data, estimated future prices, expected future rates of production and the timing and amount of future expenditures, all of which are subject to many uncertainties, interpretations and judgments. Estimates reflect market and regulatory conditions existing at December 31, 2016, which could differ significantly from other points in time throughout the year, or future periods. Reserves and resources have been evaluated at December 31, 2016 by ARC's independent qualified reserves evaluators.

Determination of Cash Generating Units
Determination of what constitutes a CGU is subject to Management judgment. The recoverability of development and production asset carrying values are assessed at the CGU level. The asset composition of a CGU can directly impact the recoverability of the assets included therein.

Recoverability of Asset Carrying Values
Management applies judgment in assessing the existence of indicators of impairment and impairment recovery based on various internal and external factors. The recoverable amount of a CGU or of an individual asset is determined as the greater of its fair value less costs of disposal and its value in use. The key estimates ARC applies in determining an acceptable range of recoverable amounts normally includes information on future commodity prices, expected production volumes, quantity of reserves and resources, future development and operating costs, discount rates, and income taxes.
At December 31, 2016, ARC evaluated its development and production assets and E&E assets for indicators of any potential impairment or related reversal. As a result of this assessment, no indicators were identified and no impairment or related reversal was recorded on ARC's development and production assets and E&E assets for the year ended December 31, 2016.
ARC conducted tests of impairment in 2015 on all of its CGUs as a result of decreases in the outlook of future commodity prices as well as, in some CGUs, negative technical reserve revisions in areas with little capital development activity in that year and decreased undeveloped land fair values. As a result of the impairment tests conducted during the year ended December 31, 2015, ARC recorded impairment charges to its PP&E of $400.0 million.
For ARC's CGUs with impairment charges recorded for the year ended December 31, 2015, the following table summarizes the asset's primary product composition, estimated recoverable amount, estimated discount rate assumed, impairment charges recognized, and after-tax impairment charges:

CGU	Primary type of producing assets	Recoverable amount	Discount rate (1)	Impairment	Impairment, net of tax
Northern Alberta	Crude oil and natural gas	802.0	9.0%	120.0	88.3
Pembina	Crude oil	697.0	9.0%	120.0	88.3
Redwater	Crude oil	255.0	9.0%	75.0	55.2
Southern Alberta & Southwest Saskatchewan	Natural gas	34.0	9.5%	15.0	11.0
Southeast Saskatchewan & Manitoba	Crude oil	533.0	9.0%	70.0	51.4
Total impairment recorded for the year ended December 31, 2015				400.0	294.2

(1)	After-tax discount rate based on an estimated industry weighted average cost of capital appropriate for the CGU.

ARC Resources Ltd.	16

In estimating the recoverable amount of each CGU at December 31, 2015, the following information was incorporated:

i)
The net present value of the after-tax cash flows from proved plus probable oil and gas reserves of each CGU based on reserves estimated by ARC’s independent reserve evaluator at December 31, 2015, adjusted for the net present value of the after-tax abandonment and reclamation costs on proved plus probable undeveloped oil and gas reserves. The reserve evaluation is based on an estimated remaining reserve life up to a maximum of 50 years.

ii)	The fair value of undeveloped land based on estimates provided by ARC’s independent land evaluator at December 31, 2015.

iii)	Where applicable, economic contingent resources associated with interests in certain of ARC's properties.

iv)	Recent transactions completed within the industry on assets with similar geological and geographic characteristics within the relevant CGU.
Key input estimates used in the determination of cash flows from oil and gas reserves include the following:

a)
Reserves and resources – Assumptions that are valid at the time of reserve and resource estimation may change significantly when new information becomes available. Changes in forward price estimates, production costs, required capital expenditures or recovery rates may change the economic status of reserves and resources and may ultimately result in reserves and resources being revised.

b)
Crude oil and natural gas prices – Forward price estimates of the crude oil and natural gas prices are used in the cash flow model. Commodity prices have fluctuated widely in recent years due to global and regional factors including supply and demand fundamentals, inventory levels, exchange rates, weather, economic and geopolitical factors.

c)
Discount rate – The discount rate used to calculate the net present value of cash flows is based on estimates of an approximate industry peer group weighted average cost of capital as appropriate for each CGU being tested. Changes in the general economic environment could result in significant changes to this estimate.

The estimated recoverable amounts were based on fair value less costs of disposal calculations using after-tax discount rates that are based on an estimated industry weighted average cost of capital ranging from nine to nine and a half per cent, depending on the resource composition of the assets in the CGU, an inflation rate of two per cent, and the following forward commodity price estimates:

	Edmonton Light Crude Oil	WTI Oil	AECO Gas	Cdn$/US$
Year	(Cdn$/bbl) (1,2)	(US$/bbl) (1,2)	(Cdn$/MMbtu) (1,2)	Exchange Rates (1,2)
2016	55.86	44.00	2.76	0.73
2017	64.00	52.00	3.27	0.75
2018	68.39	58.00	3.45	0.78
2019	73.75	64.00	3.63	0.80
2020	78.79	70.00	3.81	0.83
2021	82.35	75.00	3.90	0.85
2022	88.24	80.00	4.10	0.85
2023	94.12	85.00	4.30	0.85
2024	96.48	87.88	4.50	0.85
2025	98.41	89.63	4.60	0.85
Remainder	+2.0% per year	+2.0% per year	+2.0% per year	0.85

(1)	Source: GLJ Petroleum Consultants price forecast, effective January 1, 2016.

(2)	The forecast benchmark prices listed above are adjusted for quality differentials, heat content and distance to market in performing the Company's impairment tests.
The fair value less costs of disposal values used to determine the recoverable amounts of the impaired PP&E assets are classified as Level 3 fair value measurements as certain key assumptions are not based on observable market data but, rather, Management's best estimates. Refer to Note 3 for information on fair value hierarchy classifications.

ARC Resources Ltd.	17

The results of the impairment tests conducted during the year ended December 31, 2015 are sensitive to changes in any of the key judgments, such as a revision in reserves or resources, a change in forecast commodity prices, expected royalties, required future development capital expenditures or expected future production costs, which could decrease or increase the recoverable amounts of assets and result in additional impairment charges or recovery of impairment charges.
The following table demonstrates the effect of the assumed discount rate and the effect of forecast benchmark commodity prices estimates on impairment charges for each CGU recorded for the year ended December 31, 2015. The sensitivity is based on a one per cent increase and one per cent decrease in the assumed discount rate and a five per cent increase and five per cent decrease in the forecast benchmark commodity price estimate.

	Increase in Discount Rate of 1 per cent	Decrease in Discount Rate of 1 per cent	Increase in Commodity Prices of 5 per cent	Decrease in Commodity Prices of 5 per cent
Northern Alberta	60.0	(28.0)	(17.0)	57.0
Pembina	117.0	(9.0)	(49.0)	40.0
Redwater	17.0	(35.0)	(23.0)	12.0
Southern Alberta & Southwest Saskatchewan	3.0	(2.0)	(3.0)	3.0
Southeast Saskatchewan & Manitoba	40.0	(70.0)	(70.0)	43.0
Impairment charge increase (decrease)	237.0	(144.0)	(162.0)	155.0
At December 31, 2016, ARC conducted an impairment test of goodwill, as required to be performed annually. The carrying value of goodwill at December 31, 2016 of $248.2 million was not impaired as the recoverable amount of ARC's CGUs exceeded the combined carrying value of ARC's CGUs and goodwill. No impairment was recorded on goodwill for the year ended December 31, 2015.
In estimating the recoverable amount of ARC's CGUs at December 31, 2016, the following information was incorporated:

i)
The net present value of the after-tax cash flows from proved plus probable oil and gas reserves of the CGUs based on reserves estimated by ARC’s independent reserve evaluator at December 31, 2016, adjusted for the net present value of the after-tax abandonment and reclamation costs on proved plus probable undeveloped oil and gas reserves. The reserve evaluation is based on an estimated remaining reserve life up to a maximum of 50 years.

ii)	The fair value of undeveloped land based on estimates provided by ARC’s independent land evaluator at December 31, 2016.

iii)	Where applicable, economic contingent resources associated with interests in certain of ARC's properties.
Key input estimates used in the determination of cash flows from oil and gas reserves include the following:

a)
Reserves and resources – Assumptions that are valid at the time of reserve and resource estimation may change significantly when new information becomes available. Changes in forward price estimates, production costs, required capital expenditures or recovery rates may change the economic status of reserves and resources and may ultimately result in reserves and resources being revised.

b)
Crude oil and natural gas prices – Forward price estimates of the crude oil and natural gas prices are used in the cash flow model. Commodity prices have fluctuated widely in recent years due to global and regional factors including supply and demand fundamentals, inventory levels, exchange rates, weather, economic and geopolitical factors.

c)
Discount rate – The discount rate used to calculate the net present value of cash flows is based on estimates of an approximate industry peer group weighted average cost of capital. Changes in the general economic environment could result in significant changes to this estimate.

ARC Resources Ltd.	18

The estimated recoverable amount was based on a fair value less costs of disposal calculation using an after-tax discount rate that is based on an estimated industry weighted average cost of capital of nine and a half per cent, an inflation rate of two per cent, and the following forward commodity price estimates:

	Edmonton Light Crude Oil	WTI Oil	AECO Gas	Cdn$/US$
Year	(Cdn$/bbl) (1,2)	(US$/bbl) (1,2)	(Cdn$/MMbtu) (1,2)	Exchange Rates (1,2)
2017	69.33	55.00	3.46	0.75
2018	72.26	59.00	3.10	0.78
2019	75.00	64.00	3.27	0.80
2020	76.36	67.00	3.49	0.83
2021	78.82	71.00	3.67	0.85
2022	82.35	74.00	3.86	0.85
2023	85.88	77.00	4.05	0.85
2024	89.41	80.00	4.16	0.85
2025	92.94	83.00	4.24	0.85
2026	95.61	86.05	4.32	0.85
Remainder	+2.0% per year	+2.0% per year	+2.0% per year	0.85

(1)	Source: GLJ Petroleum Consultants price forecast, effective January 1, 2017.

(2)	The forecast benchmark prices listed above are adjusted for quality differentials, heat content and distance to market in performing the goodwill impairment test.
Business Combinations
Determination of the fair value of acquired assets and liabilities in a business combination requires Management to make assumptions and estimates about future events. The fair value of crude oil and natural gas interests is estimated with reference to the discounted cash flows expected to be derived from crude oil and natural gas production. These assumptions and estimates generally require judgment and include estimates of reserves acquired, liabilities assumed, forecast commodity prices, expected production volumes, future development and operating costs, income taxes, and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to the net assets acquired, goodwill or gain on business combination.
Depletion of Oil and Gas Assets
Depletion of oil and gas assets is determined based on total proved and probable reserve values as well as future development costs as estimated by ARC’s independent qualified reserves evaluator.
Oil and Gas Activities
The Company applies judgment when classifying the nature of oil and gas activities as E&E or PP&E, and when determining whether capitalization of the initial costs of these activities is appropriate. The Company uses historical drilling results, project economics, resource quantities, production technology expectations, production costs and future development costs to make judgments about future events and circumstances.
Joint Control
Judgment is required to determine when ARC has joint control over an arrangement, which requires an assessment of the capital and operating activities of the projects it undertakes with partners and when the decisions in relation to those activities require unanimous consent.
Provisions
The determination of provisions may be a complex process that involves Management judgments about the outcomes of future events and estimates on timing and amount of expected future cash flows.
Asset Retirement Obligations
The provision for site restoration and abandonment is based on current legal and constructive requirements, technology, price levels and expected plans for remediation. Actual costs and cash outflows can differ from estimates because of changes in laws and regulations, public expectations, market conditions, discovery and analysis of site conditions and changes in technology.

ARC Resources Ltd.	19

Fair Value of Financial Instruments
The estimated fair value of financial instruments is reliant upon a number of estimated variables including forward commodity prices, foreign exchange rates and interest rates, volatility curves and risk of non-performance. A change in any one of these factors could result in a change to the overall estimated valuation of the instrument.
Share-Based Compensation
Compensation expense accrued for Performance Share Units ("PSUs") awarded under ARC’s Restricted Share Unit and Performance Share Unit Plan (“RSU and PSU Plan”) is dependent on an adjustment to the final number of PSU awards that eventually vest based on a performance multiplier that is estimated by Management. Large fluctuations in compensation expense may occur due to changes in the underlying share price or revised Management estimates of relevant performance factors.
Compensation expense recorded for ARC’s Share Option Plan is based on a binomial-lattice option pricing model. The inputs to this model, including dividend yield, expected volatility, forfeitures and discount rates, rely on Management judgment. Forfeitures are estimated through the vesting period based on past experience and future expectations, and adjusted upon actual forfeitures.
Compensation expense recorded for ARC's Long-term Restricted Share Award Plan ("LTRSA Plan") is dependent on Management's estimate of the number of restricted shares that will ultimately vest.
Income Taxes
Tax regulations and legislation are subject to change and differing interpretations requiring Management judgment. Deferred tax assets are recognized when it is considered probable that deductible temporary differences will be recovered in future periods, which requires Management judgment. Deferred tax liabilities are recognized when it is considered probable that temporary differences will be payable to tax authorities in future periods, which requires Management judgment. Income tax filings are subject to audits and re-assessments and changes in facts, circumstances and interpretations of the standards may result in a material increase or decrease in the Company’s provision for income taxes.

6.	SHORT-TERM INVESTMENTS
ARC's short-term investments balance was $450.0 million at December 31, 2016 and was held in investment-grade assets. At December 31, 2015, the short-term investments balance was $3.2 million and was held in shares in a publicly traded petroleum and natural gas producing company that had an initial cost of $2.9 million. During 2016, the shares were sold for proceeds of $4.4 million.

7.	FINANCIAL ASSETS AND CREDIT RISK
Credit risk is the risk of financial loss to ARC if a partner or counterparty to a product sales contract or financial instrument fails to meet its contractual obligations. ARC is exposed to credit risk with respect to its accounts receivable, reclamation fund assets, and risk management contracts. Most of ARC’s accounts receivable relate to crude oil and natural gas sales and are subject to typical industry credit risks. Refer to Note 15 which discusses ARC's capital management objectives and policies. ARC manages its credit risk as follows:

•
by entering into sales contracts with only established, creditworthy counterparties as verified by a third-party rating agency, through internal evaluation or by requiring security such as letters of credit or parental guarantees;

•	by limiting exposure to any one counterparty in accordance with ARC’s credit policy; and

•	by restricting cash equivalent investments, reclamation fund investments, and risk management transactions to counterparties that are not less than investment grade.
The majority of the credit exposure on accounts receivable at December 31, 2016 pertains to accrued sales revenue for December 2016 production volumes. ARC transacts with a number of crude oil and natural gas marketing companies and commodity end users (“commodity purchasers”). Commodity purchasers and marketing companies typically remit amounts to ARC by the 25th day of the month following production. Joint interest receivables are typically collected within one to three months following production.
ARC’s allowance for doubtful accounts was $0.3 million as at December 31, 2016 ($nil as at December 31, 2015). During the year ended December 31, 2016, ARC recognized $0.5 million of bad debt expense in the statements of income ($0.1 million for the year ended December 31, 2015).

ARC Resources Ltd.	20

When determining whether amounts that are past due are collectible, Management assesses the creditworthiness and past payment history of the counterparty, as well as the nature of the past due amount. ARC considers all amounts greater than 90 days to be past due. At December 31, 2016, $4.3 million of accounts receivable are past due, the balance of which are considered to be collectible ($1.3 million at December 31, 2015).
ARC's accounts receivable was aged as follows at December 31, 2016:

Accounts Receivable Aging	December 31, 2016	December 31, 2015
Current (less than 30 days)	159.9	110.2
31 - 60 days	0.5	4.7
61 - 90 days	—	0.4
Past due (more than 90 days)	4.3	1.3
December 31, 2016	164.7	116.6
Maximum credit risk is calculated as the total recorded value of accounts receivable, short-term investments, reclamation fund assets, and risk management contracts at the balance sheet date. The carrying value of ARC's accounts receivable approximates the fair value of the underlying financial assets.

8.	RECLAMATION FUND
In 2005, ARC established a restricted reclamation fund to finance obligations specifically associated with its Redwater property. Minimum contributions to this fund will be approximately $57.5 million in total over the next 39 years. Under the terms of ARC’s investment policy, cash in the reclamation fund can only be invested in certain securities and require a minimum credit rating for investments of A or higher.

	Year Ended December 31, 2016	Year Ended December 31, 2015
Balance, beginning of year	34.3	35.2
Contributions	3.3	3.4
Reimbursed expenditures (1)	(1.9)	(5.1)
Interest earned on funds	0.6	0.7
Net unrealized OCI gains on available-for-sale assets	0.2	0.1
Balance, end of year	36.5	34.3
(1)Amount differs from actual expenditures incurred by ARC due to timing differences.
Required contributions to this fund will vary over time and have been disclosed as commitments in Note 20. Interest earned on the respective investments is retained within the fund.

9.	BUSINESS COMBINATIONS
The acquisitions listed below have been recorded as business combinations under IFRS 3. The preliminary estimates of the net assets acquired and gains on business combinations disclosed below are based on information that existed at the time of the preparation of these financial statements. Subsequent amendments may be made to these amounts as the estimates are finalized.
On June 28, 2016, ARC closed the acquisition of certain properties producing mainly light, sweet crude oil in the Pembina area of Alberta. The major assets acquired consisted of additional working interest in properties where ARC already held a significant interest and acted as operator of the assets.

Net assets acquired
Development and production assets	174.2
ARO	(12.7)
Deferred income tax liability	(13.3)
Total identifiable net assets	148.2
Gain on business combination	(36.7)
Total net assets acquired, net of gain on business combination	111.5

Consideration paid
Cash consideration	111.5

ARC Resources Ltd.	21

The results of operations from the acquired properties have been recognized since the acquisition date in the statements of income for the year ended December 31, 2016. Since June 28, 2016, these properties have contributed revenue (net of royalties) of $17.4 million and net income of $3.9 million. If the transaction had taken place on January 1, 2016, it is estimated that the assets acquired would have contributed incremental revenue (net of royalties) and net income of $32.8 million and $5.2 million, respectively, for the year ended December 31, 2016. The pro forma information provided is not necessarily indicative of the actual results that would have been achieved if the acquisition date for the business combinations had been as of the beginning of the annual reporting period.
For the assets that ARC held a prior working interest in and acquired control of as a result of the transaction, the pre-acquisition working interest was re-measured to a fair value of $127.8 million, resulting in an increase in PP&E of $7.0 million, which was composed of a reversal of impairment of $1.6 million, an additional gain on business combination of $3.5 million, and a deferred income tax liability of $1.9 million. The accumulated DD&A balance of $5.3 million was derecognized to reflect the new cost of the asset at fair value.
On August 18, 2016, ARC closed a second acquisition of certain properties producing mainly light, sweet crude oil in the Pembina area of Alberta. The major asset acquired consisted of an additional working interest in a property where ARC already held a significant interest and acted as operator of the assets.

Net assets acquired
Development and production assets	52.8
ARO	(2.5)
Deferred income tax liability	(5.0)
Total identifiable net assets	45.3
Gain on business combination	(13.7)
Total net assets acquired, net of gain on business combination	31.6

Consideration paid
Cash consideration	31.6
The results of operations from the acquired properties have been recognized since the acquisition date in the statements of income for the year ended December 31, 2016. Since August 18, 2016, these properties have contributed revenue (net of royalties) of $5.2 million and net income of $1.5 million. If the transaction had taken place on January 1, 2016, it is estimated that the assets acquired would have contributed incremental revenue (net of royalties) and net income of $13.1 million and $2.3 million, respectively, for the year ended December 31, 2016. The pro forma information provided is not necessarily indicative of the actual results that would have been achieved if the acquisition date for the business combinations had been as of the beginning of the annual reporting period.
The gains recognized on both business combinations arose as a result of expedited sales processes with vendors motivated to complete the transactions.
On November 3, 2016, ARC closed the acquisition of the remaining working interest in a certain property producing mainly light, sweet crude oil in the Pembina area of Alberta. The acquisition provided ARC with full control over the operation of the asset.

Net assets acquired
Development and production assets	0.5

Consideration paid
Cash consideration	0.5
ARC's pre-acquisition working interest in this asset was re-measured to a fair value of $272.5 million, resulting in a reversal of impairment of $5.3 million. The accumulated DD&A balance of $61.1 million and the accumulated impairment balance of $20.7 million were derecognized to reflect the new cost of the asset at fair value.

ARC Resources Ltd.	22

10.	EXPLORATION AND EVALUATION ("E&E") ASSETS

Carrying Amount
Balance at January 1, 2015	266.4
Additions	33.9
Acquisitions	27.1
Assets reclassified as held for sale and disposed in period	(8.4)
E&E expenses	(46.9)
Change in asset retirement cost	4.3
Balance, December 31, 2015	276.4
Additions	38.0
E&E expenses	(1.7)
Change in asset retirement cost	0.5
Balance, December 31, 2016	313.2
ARC has certain E&E properties that have sales of petroleum products associated with production from test wells. For the years ended December 31, 2016 and 2015, these operating results have been recognized in the statements of income and comprised sales of crude oil, natural gas, condensate and natural gas liquids of $10.3 million and $7.0 million, royalties of $0.3 million and $0.2 million, operating expenses of $4.4 million and $4.2 million, and transportation expenses of $0.9 million and $0.9 million, respectively. All operating cash flows associated with E&E assets for the years ended December 31, 2016 and 2015 are reflected in cash flow from operating activities.
During the year ended December 31, 2015, ARC recorded impairment charges totaling $46.9 million on one of its E&E assets where Management had decided to indefinitely delay any further investment to evaluate the asset and sufficient data existed to indicate that the carrying value of the asset would not be fully recovered from any future development or sale. ARC disposed of this E&E asset in 2015.

ARC Resources Ltd.	23

11.	PROPERTY, PLANT AND EQUIPMENT ("PP&E")

Cost	Development and Production Assets	Administrative Assets	Total
Balance, January 1, 2015	7,917.1	61.4	7,978.5
Additions	511.9	2.5	514.4
Acquisitions	16.8	—	16.8
Change in asset retirement cost	33.4	—	33.4
Assets reclassified as held for sale and disposed in period	(498.0)	—	(498.0)
Balance, December 31, 2015	7,981.2	63.9	8,045.1
Additions	414.7	3.4	418.1
Acquisitions	30.1	—	30.1
Business combinations (Note 9)	217.7	—	217.7
Cost derecognized in respect of business combination achieved in stages (Note 9)	(87.1)	—	(87.1)
Change in asset retirement cost	66.1	—	66.1
Assets reclassified as held for sale and disposed in period	(1,148.4)	—	(1,148.4)
Assets reclassified as held for sale	(454.0)	—	(454.0)
Balance, December 31, 2016	7,020.3	67.3	7,087.6

Accumulated DD&A and impairment
Balance, January 1, 2015	(2,630.3)	(28.1)	(2,658.4)
DD&A	(589.7)	(6.1)	(595.8)
Impairment	(469.6)	—	(469.6)
Accumulated depletion and impairment reclassified as held for sale and disposed in period	338.4	—	338.4
Balance, December 31, 2015	(3,351.2)	(34.2)	(3,385.4)
DD&A	(494.4)	(5.4)	(499.8)
Impairment reversal	68.3	—	68.3
Accumulated depletion and impairment derecognized in respect of business combination achieved in stages (Note 9)	87.1	—	87.1
Accumulated DD&A and impairment reclassified as held for sale and disposed in period	549.4	—	549.4
Accumulated depletion and impairment reclassified as held for sale	211.7	—	211.7
Balance, December 31, 2016	(2,929.1)	(39.6)	(2,968.7)

Carrying amounts
Balance, December 31, 2015	4,630.0	29.7	4,659.7
Balance, December 31, 2016	4,091.2	27.7	4,118.9
For the year ended December 31, 2016, $21.2 million of direct and incremental G&A expenses were capitalized to PP&E ($28.0 million for the year ended December 31, 2015). At December 31, 2016, future development costs of $2.8 billion were included in the depletion calculation ($2.7 billion at December 31, 2015).
During the year ended December 31, 2016, ARC disposed of non-core assets located in southeastern Saskatchewan for net proceeds of $683.8 million, subject to post-closing adjustments. Immediately prior to classifying the assets as held for sale during the period, ARC conducted a review of the assets’ recoverable amounts and recognized a reversal of $62.0 million of previously recorded impairment charges in DD&A and impairment in the statements of income for the year ended December 31, 2016. The recoverable amount was determined based on the assets’ fair value less costs of disposal and was primarily based on a range of preliminary bids received from prospective buyers of these assets. Upon the sale of the assets for proceeds that exceeded the carrying amount, ARC recognized a

ARC Resources Ltd.	24

gain on disposal of $189.4 million in the statements of income for the year ended December 31, 2016. Throughout 2016, ARC disposed of other non-core assets in Alberta for net proceeds of $21.6 million and recognized additional impairment of $0.6 million in DD&A and impairment in the statements of income, as well as gains on disposal of $6.6 million.
At December 31, 2016, ARC classified certain non-core assets in Alberta as held for sale. Immediately prior to classifying the assets as held for sale, ARC conducted a review of the assets’ recoverable amounts and transferred these assets at their carrying amount, with no impairment or reversal of impairment recorded. The assets are expected to be divested in 2017.

Assets held for sale
Balance, January 1, 2015	5.8
Additions	168.0
Disposals	(173.8)
Balance, December 31, 2015	—
Additions	841.3
Disposals	(599.0)
Balance, December 31, 2016	242.3
The assets held for sale had associated liabilities held for sale of $171.1 million at December 31, 2016, consisting of related ARO.

12.	FINANCIAL LIABILITIES AND LIQUIDITY RISK
Liquidity risk is the risk that ARC will not be able to meet its financial obligations as they become due. ARC actively manages its liquidity at a reasonable cost through strategies such as continuously monitoring forecast and actual cash flows from operating, financing and investing activities, available credit and working capital facilities under existing banking arrangements, and opportunities to issue additional equity. Management believes that future cash flows generated from these sources will be adequate to settle ARC’s financial liabilities. Refer to Note 13 for further details on available amounts under existing banking arrangements and Note 15 for further details on ARC's capital management objectives and policies.
The following tables detail the contractual maturities of ARC’s financial liabilities as at December 31, 2016 and 2015:

As at December 31, 2016	Carrying Amount	1 Year	2-3 Years	4-5 Years	Beyond 5 Years
Accounts payable and accrued liabilities (1)	161.8	161.8	—	—	—
Dividends payable	17.7	17.7	—	—	—
Risk management contracts (2)	28.9	28.9	—	—	—
Long-term debt	1,026.0	51.5	158.4	308.7	507.4
Long-term incentive compensation liability	24.6	—	24.6	—	—
Total financial liabilities	1,259.0	259.9	183.0	308.7	507.4

As at December 31, 2015	Carrying Amount	1 Year	2-3 Years	4-5 Years	Beyond 5 Years
Accounts payable and accrued liabilities (1)	137.5	137.5	—	—	—
Dividends payable	34.7	34.7	—	—	—
Risk management contracts (2)	2.3	1.6	0.7	—	—
Long-term debt	1,114.3	57.9	134.8	240.5	681.1
Long-term incentive compensation liability	19.5	—	19.5	—	—
Total financial liabilities	1,308.3	231.7	155.0	240.5	681.1

(1)	Includes the portion of the cash obligations associated with the RSU and PSU Plan that will be settled within one year.

(2)	Risk management contracts are derivatives. All other financial liabilities contained in this table are non-derivative liabilities.

ARC Resources Ltd.	25

The carrying values of ARC's accounts payable and accrued liabilities and dividends payable accounts approximate their fair values.

13.	LONG-TERM DEBT

	US $ Denominated		Canadian $ Amount
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Senior notes
Master Shelf Agreement
5.42% US$ note	9.4	18.8	12.6	26.0
4.98% US$ note	30.0	40.0	40.3	55.4
3.72% US$ note	150.0	150.0	201.4	207.6
2004 note issuance
5.10% US$ note	—	4.8	—	6.6
2009 note issuance
7.19% US$ note	—	13.5	—	18.7
8.21% US$ note	35.0	35.0	47.0	48.4
6.50% Cdn$ note	N/A	N/A	—	5.8
2010 note issuance
5.36% US$ note	150.0	150.0	201.4	207.6
2012 note issuance
3.31% US$ note	60.0	60.0	80.6	83.0
3.81% US$ note	300.0	300.0	402.7	415.2
4.49% Cdn$ note	N/A	N/A	40.0	40.0
Total long-term debt outstanding	734.4	772.1	1,026.0	1,114.3
Long-term debt due within one year			51.5	57.9
Long-term debt due beyond one year			974.5	1,056.4
Credit Facility
ARC has a $950.0 million, annually extendable, financial covenant-based syndicated credit facility (“the facility”). The current maturity date of the facility is November 6, 2020. ARC also has in place a $40.0 million demand working capital facility and letter of credit facilities from two lenders totaling $40.0 million. Both the working capital facility and the letter of credit facilities are subject to the same covenants as the syndicated credit facility.
Borrowings under the facility bear interest at Canadian bank prime or US base rate, or, at ARC’s option, Canadian dollar bankers’ acceptances or US dollar LIBOR loan rates, plus applicable margin and stamping fees. The total stamping fees range between 50 basis points and 215 basis points on Canadian bank prime and US base rate borrowings and between 150 basis points and 315 basis points on Canadian dollar bankers’ acceptance and US dollar LIBOR borrowings. The undrawn portion of the facility is subject to a standby fee in the range of 30 to 63 basis points.

ARC Resources Ltd.	26

Senior Notes Issued Under a Master Shelf Agreement
These senior notes were issued in three separate tranches pursuant to an uncommitted Master Shelf Agreement. The terms and rates of these senior notes are summarized below:

Issue Date	Remaining Principal	Coupon Rate	Maturity Date	Principal Payment Terms
December 15, 2005	US$9.4 million	5.42%	December 15, 2017	Eight equal installments beginning December 15, 2010
March 5, 2010	US$30 million	4.98%	March 5, 2019	Five equal installments beginning March 5, 2015
September 25, 2014	US$150 million	3.72%	September 25, 2026	Five equal installments beginning September 25, 2022
Senior Notes Not Subject to the Master Shelf Agreement
The senior notes not subject to the Master Shelf Agreement were issued by way of private placements. The terms and rates of these senior notes are summarized below:

Issue Date	Remaining Principal	Coupon Rate	Maturity Date	Principal Payment Terms
April 14, 2009	US$35 million	8.21%	April 14, 2021	Five equal installments beginning April 14, 2017
May 27, 2010	US$150 million	5.36%	May 27, 2022	Five equal installments beginning May 27, 2018
August 23, 2012	US$60 million	3.31%	August 23, 2021	Five equal installments beginning August 23, 2017
August 23, 2012	US$300 million	3.81%	August 23, 2024	Five equal installments beginning August 23, 2020
August 23, 2012	Cdn$40 million	4.49%	August 23, 2024	Five equal installments beginning August 23, 2020
Credit Capacity
The following table summarizes ARC’s available credit capacity and the current amounts drawn as at December 31, 2016:

	Credit Capacity	Drawn	Remaining
Syndicated credit facility	950.0	—	950.0
Working capital facility	40.0	—	40.0
Senior notes subject to a Master Shelf Agreement (1)	470.0	254.3	215.7
Senior notes not subject to a Master Shelf Agreement	771.7	771.7	—
Total	2,231.7	1,026.0	1,205.7

(1)	Total credit capacity is US$350.0 million.
Debt Covenants
The following are the significant financial covenants governing the revolving credit facilities:

•	long-term debt and letters of credit not to exceed three and a quarter times trailing 12 month net income before non-cash items, income taxes and interest expense;

•	long-term debt, letters of credit, and subordinated debt not to exceed four times trailing 12 month net income before non-cash items, income taxes and interest expense; and

•	long-term debt and letters of credit not to exceed 50 per cent of the book value of shareholders’ equity and long-term debt, letters of credit, and subordinated debt.
In the event that ARC enters into a material acquisition whereby the purchase price exceeds 10 per cent of the carrying value of ARC’s assets, the ratio in the first covenant is increased to 3.5 times, while the third covenant is increased to 55 per cent for the subsequent six month period. As at December 31, 2016, ARC had $12.2 million in letters of credit ($15.6 million at December 31, 2015), no subordinated debt, and was in compliance with all covenants.
At December 31, 2016, the fair value of all senior notes is $1,032.7 million ($1,086.4 million as at December 31, 2015), compared to a carrying value of $1,026.0 million ($1,114.3 million as at December 31, 2015).

ARC Resources Ltd.	27

14.	ASSET RETIREMENT OBLIGATIONS ("ARO")
The total future ARO was estimated by Management based on ARC’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities, and the estimated timing of the costs to be incurred in future periods. ARC has estimated the net present value of its total ARO to be $378.9 million as at December 31, 2016 ($573.2 million at December 31, 2015) based on a total future undiscounted liability of $725.9 million ($1.2 billion at December 31, 2015). At December 31, 2016, Management estimates that these payments are expected to be made over the next 60 years with the majority of payments being made in years 2065 to 2076. The Bank of Canada's long-term risk-free bond rate of 2.3 per cent (2.2 per cent at December 31, 2015) and an inflation rate of 2.0 per cent (2.0 per cent at December 31, 2015) were used to calculate the present value of ARO at December 31, 2016.

The following table reconciles ARC’s provision for its ARO:

	Year Ended December 31, 2016	Year Ended December 31, 2015
Balance, beginning of year	573.2	616.1
Increase in liabilities relating to development activities	5.3	5.3
Increase in liabilities relating to change in estimates and discount rate (1)	2.8	32.4
Settlement of obligations	(13.0)	(12.3)
Accretion	12.1	13.4
Acquisitions and business combinations	16.4	—
Revaluation of obligations acquired in business combination (2)	42.1	—
Dispositions	(88.9)	(81.7)
Reclassified as liabilities associated with assets held for sale	(171.1)	—
Balance, end of year	378.9	573.2
Expected to be incurred within one year	15.5	18.0
Expected to be incurred beyond one year	363.4	555.2

(1)	Relates to changes in discount rate and anticipated settlement dates of ARO.

(2)	Relates to the revaluation of obligations acquired in business combinations subsequent to their initial measurement.

15.	CAPITAL MANAGEMENT
ARC manages its capital structure and makes adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets. ARC is able to change its capital structure by issuing new shares, new debt or changing its dividend policy.
ARC’s objective when managing its capital is to maintain a conservative structure that will allow it to:

•	fund its development and exploration program;

•	provide financial flexibility to execute on strategic opportunities; and

•	maintain a dividend policy that, in normal times, in the opinion of Management and the Board of Directors, is sustainable.
ARC manages the following capital:

•	common shares; and

•	net debt.
When evaluating ARC’s capital structure, Management's long-term strategy is to keep its net debt balance to a ratio of between one to 1.5 times annualized funds from operations and less than 20 per cent of total market capitalization. At December 31, 2016, ARC’s net debt was 0.6 times its funds from operations as ARC received proceeds from dispositions completed in the fourth quarter of 2016. The proceeds from the dispositions are currently held in short-term investment-grade assets. Over time, ARC expects its net debt to funds from operations ratio to return to the target levels of between one to 1.5 times annualized funds from operations as the proceeds will be reinvested to fund continued capital development in ARC’s core areas.

ARC Resources Ltd.	28

Funds from Operations
ARC considers funds from operations to be a key measure of operating performance as it demonstrates ARC’s ability to generate the necessary funds to fund sustaining capital and future growth through capital investment and to repay debt. Management believes that such a measure provides an insightful assessment of ARC’s operations on a continuing basis by eliminating certain non-cash charges and charges that are nonrecurring. Funds from operations is not a standardized measure and therefore may not be comparable with the calculation of similar measures for other entities.

Funds from operations for the years ended December 31, 2016 and 2015 is calculated as follows:

	Year Ended December 31, 2016	Year Ended December 31, 2015
Cash flow from operating activities	630.7	689.0
Net change in other liabilities (Note 22)	4.7	22.0
Change in non-cash operating working capital (Note 22)	(2.1)	62.4
Funds from operations	633.3	773.4

Net Debt and Total Capitalization

Net debt is used by Management as a key measure to assess the Company's liquidity. Total capitalization is used by Management and ARC's investors in analyzing the Company's balance sheet strength and liquidity.

	December 31, 2016	December 31, 2015
Long-term debt (1)	1,026.0	1,114.3
Accounts payable and accrued liabilities	161.8	137.5
Dividends payable	17.7	34.7
Cash and cash equivalents, accounts receivable, prepaid expenses and short-term investments	(849.0)	(301.4)
Net debt	356.5	985.1
Shares outstanding (millions) (2)	353.3	347.1
Share price ($) (3)	23.11	16.70
Market capitalization	8,164.8	5,796.6
Net debt	356.5	985.1
Total capitalization	8,521.3	6,781.7
Net debt as a percentage of total capitalization (%)	4.2	14.5
Net debt to funds from operations (ratio)	0.6	1.3

(1)	Includes current portion of long-term debt at December 31, 2016 and 2015 of $51.5 million and $57.9 million, respectively.

(2)	Basic shares outstanding as at December 31, 2016 and 2015, respectively.

(3)	TSX closing price as at December 31, 2016 and 2015, respectively.

16.	FINANCIAL INSTRUMENTS AND MARKET RISK MANAGEMENT
Fair Value Hierarchy
All of ARC’s financial instruments carried at fair value are transacted in active markets. ARC’s cash and cash equivalents, short-term investments, and reclamation fund are classified as Level 1 measurements in the three-level fair value measurement hierarchy and its risk management contracts and fair value disclosure for its long-term debt are classified as Level 2 measurements. ARC does not have any financial instruments classified as Level 3 and there were no transfers between levels in the hierarchy in the year ended December 31, 2016.

ARC Resources Ltd.	29

Financial Assets and Financial Liabilities Subject to Offsetting
The following is a summary of ARC's financial assets and financial liabilities that are subject to offsetting as at December 31, 2016 and 2015:

	Gross Amounts of Recognized Financial Assets (Liabilities)	Gross Amounts of Recognized Financial Assets (Liabilities) Offset in Balance Sheet	Net Amounts of Financial Assets (Liabilities) Recognized in Balance Sheet Prior to Credit Risk Adjustment	Credit Risk Adjustment	Net Amounts of Financial Assets (Liabilities) Recognized in Balance Sheet
As at December 31, 2016
Risk management contracts
Current asset	100.1	(40.7)	59.4	(0.4)	59.0
Long-term asset	140.5	(16.2)	124.3	(0.9)	123.4
Current liability	(70.3)	40.7	(29.6)	0.7	(28.9)
Long-term liability	(16.2)	16.2	—	—	—
Net position	154.1	—	154.1	(0.6)	153.5

As at December 31, 2015
Risk management contracts
Current asset	214.3	(5.0)	209.3	(1.8)	207.5
Long-term asset	210.0	(3.5)	206.5	(1.8)	204.7
Current liability	(6.6)	5.0	(1.6)	—	(1.6)
Long-term liability	(4.2)	3.5	(0.7)	—	(0.7)
Net position	413.5	—	413.5	(3.6)	409.9
Market Risk Management
ARC is exposed to a number of market risks that are part of its normal course of business. Market risks that could adversely affect the value of the Company’s financial assets, liabilities and expected future cash flows include commodity price risk, interest rate risk, and foreign exchange risk. ARC has a risk management program in place that includes financial instruments as disclosed in the Risk Management Contracts section of this note.
ARC’s Management oversees the Company’s risk management program and the program is governed by certain guidelines approved by the Risk Committee of the Board of Directors. The objective of the risk management program is to support ARC’s business plan by mitigating adverse changes in commodity prices, interest rates and foreign exchange rates in order to reduce the volatility of sales revenues, increase the certainty of cash flows from operating activities, and to protect acquisition and development economics. All risk management activities are performed by specialist teams that have the appropriate skills, experience and supervision.
ARC has prepared sensitivity analyses in an attempt to demonstrate the hypothetical effect of changes in these market risk factors on ARC’s net income. For the purposes of the sensitivity analyses, the effect of a variation in a particular variable is calculated independently of any change in another variable. In reality, changes in one factor may contribute to changes in another, which may magnify or counteract the sensitivities. The assumptions made to derive the changes in the relevant risk variables in each sensitivity analysis are based on Management’s assessment of reasonably possible changes that could occur at December 31, 2016. The results of the sensitivity analyses should not be considered to be predictive of future performance.
Commodity Price Risk
ARC’s operational results and financial condition are largely dependent on the commodity prices received for its crude oil and natural gas production. Commodity prices have fluctuated widely during recent years due to global and regional factors including supply and demand fundamentals, inventory levels, weather, economic, and geopolitical factors. Movement in commodity prices could have a significant positive or negative impact on ARC’s net income.
The guidelines for ARC’s risk management program currently restrict the amount of risk management contracts to a maximum of 55 per cent of production guidance over the next two years and 25 per cent of production guidance beyond two years and up to five years where a specific commodity (crude oil or natural gas) cannot exceed a maximum of 70 per cent. ARC’s risk management program guidelines allow for further risk management contracts

ARC Resources Ltd.	30

on anticipated volumes associated with new production arising from specific capital projects and acquisitions or to further protect cash flows for a specific period with approval of the Board.
ARC manages the risks associated with changes in commodity prices by entering into a variety of risk management contracts (see Risk Management Contracts section below). The following table illustrates the effects of movement in commodity prices on net income due to changes in the fair value of risk management contracts in place at December 31, 2016.

Sensitivity of Commodity Price Risk Management Contracts
	Increase in Commodity Price			Decrease in Commodity Price
	Crude Oil (1)	Natural Gas (2)	Electricity (3)	Crude Oil (1)	Natural Gas (2)	Electricity (3)
Net income increase (decrease)	(52.4)	(138.7)	1.3	42.4	139.5	(1.3)

(1)
Crude oil sensitivities are based on a US$10 increase and decrease in the price of West Texas Intermediate ("WTI") and a 10 per cent increase and decrease in the Mixed Sweet Blend ("MSW") differential between WTI and the mixed sweet crude grade at Edmonton, Alberta.

(2)
Natural gas sensitivities are based on a US$0.50 increase and decrease in the price of New York Mercantile Exchange ("NYMEX") natural gas and a 10 per cent increase and decrease in the Alberta natural gas trading price ("AECO") basis relative to NYMEX.

(3)	Electricity sensitivities are based on a Cdn$10 increase and decrease in the Alberta Electric System Operator ("AESO") power price.
ARC enters into physical commodity contracts in the normal course of business. These contracts are not derivatives and are treated as executory contracts, which are recognized at cost at the time of transaction.
Interest Rate Risk
ARC may manage its interest cost using a mix of both fixed and variable interest rates on its debt. Changes in interest rates could result in an increase or decrease in the amount ARC pays to service variable interest rate debt. Changes in interest rates could also result in fair value risk on ARC’s fixed rate senior notes. Fair value risk of the senior notes is mitigated due to the fact that ARC generally does not intend to settle its fixed rate debt prior to maturity.
At December 31, 2016, ARC did not hold any variable interest rate debt and therefore was not exposed to interest rate risk on its long-term debt.
Foreign Exchange Risk
North American crude oil and natural gas prices are based upon US dollar denominated commodity prices. As a result, the price received by Canadian producers is affected by the Cdn$/US$ foreign exchange rate that may fluctuate over time. In addition, ARC has US dollar denominated debt and interest obligations of which future cash repayments are directly impacted by the exchange rate in effect on the repayment date.
The following table demonstrates the effect of exchange rate movements on net income due to changes in the fair value of risk management contracts in place at December 31, 2016 as well as the unrealized gain or loss on revaluation of outstanding US dollar denominated debt. The sensitivity is based on a $0.10 increase and decrease in the Cdn$/US$ foreign exchange rate.

Sensitivity of Foreign Exchange Exposure	Increase in Cdn$/ US$ rate	Decrease in Cdn$/ US$ rate
Risk management contracts	(3.6)	5.6
US dollar denominated debt	(53.9)	53.9
Net income increase (decrease)	(57.5)	59.5
Increases and decreases in foreign exchange rates applicable to US dollar denominated payables and receivables would have a nominal impact on ARC’s net income for the year ended December 31, 2016.

ARC Resources Ltd.	31

Risk Management Contracts
The following is a summary of all risk management contracts in place, excluding premiums, as at December 31, 2016. Risk management contract premiums have been disclosed as commitments in Note 20.

Financial WTI Crude Oil Contracts (1) (2)
			Volume	Bought Put	Sold Call	Sold Put
Term		Contract	bbl/d	US$/bbl	US$/bbl	US$/bbl
1-Jan-17	31-Dec-17	Collar	3,000	40.00	50.00	—
1-Jan-17	31-Dec-17	3-Way Collar	8,000	46.25	57.61	34.38
1-Jul-17	31-Dec-17	3-Way Collar	3,000	50.00	58.73	37.50
1-Jan-18	31-Dec-18	3-Way Collar	4,000	50.00	65.39	40.00

(1)	Settled on the monthly average price.

(2)
The prices and volumes in this table represent averages for several contracts. The average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts.

Financial Cdn$ WTI Crude Oil Contracts (3)
			Volume	Bought Put	Sold Call
Term		Contract	bbl/d	Cdn$/bbl	Cdn$/bbl
1-Jan-17	30-Jun-17	Collar	3,000	70.00	83.38
1-Jan-18	31-Dec-18	Collar	2,000	65.00	76.25

(3)	Settled on the monthly average price (monthly average US$/bbl multiplied by the Bank of Canada monthly average noon day rate).

Financial MSW Crude Oil Contracts (4)
			Volume	Sold Swap
Term		Contract	bbl/d	US$/bbl
1-Jan-17	31-Dec-17	Swap	10,000	(3.22)

(4)
Settled on the monthly average MSW differential to WTI. The MSW differential refers to the discount between WTI and the mixed sweet crude grade at Edmonton, calculated on a monthly weighted average basis.

Financial NYMEX Henry Hub Natural Gas Contracts (5)
			Volume	Sold Swap	Bought Put	Sold Call	Sold Put
Term		Contract	MMBtu/d	US$/MMBtu	US$/MMBtu	US$/MMBtu	US$/MMBtu
1-Jan-17	31-Dec-17	Swap	145,000	4.00	—	—	—
1-Jan-17	31-Dec-17	Collar	20,000	—	3.00	3.37	—
1-Jan-18	31-Dec-18	Collar	80,000	—	4.00	4.91	—
1-Jan-18	31-Dec-18	3-Way Collar	20,000	—	3.00	3.65	2.50
1-Jan-18	31-Dec-19	Collar	10,000	—	4.00	5.00	—
1-Jan-19	31-Dec-19	Collar	30,000	—	4.00	5.00	—

(5)	NYMEX Henry Hub "Last Day" Settlement.

Financial AECO Natural Gas Contracts (6)
			Volume	Sold Swap	Bought Put	Sold Call
Term		Contract	GJ/d	Cdn$/GJ	Cdn$/GJ	Cdn$/GJ
1-Jan-17	31-Dec-17	Swap	60,000	2.64	—	—
1-Jul-17	31-Dec-17	Swap	20,000	3.05	—	—
1-Jan-18	31-Dec-18	Swap	40,000	2.96	—	—
1-Jan-19	31-Dec-19	Swap	20,000	3.16	—	—
1-Jan-19	31-Dec-19	Collar	10,000	—	3.00	3.30
1-Jan-20	31-Dec-20	Swap	30,000	3.35	—	—
1-Jan-20	31-Dec-20	Collar	30,000	—	3.08	3.60

(6)	AECO Monthly (7A) index Cdn$/GJ.

ARC Resources Ltd.	32

Financial AECO Basis Ratio Swap Contracts (7)
			Volume	Sold Swap
Term		Contract	MMBtu/d	AECO/NYMEX %
1-Jan-17	31-Dec-17	Swap	110,000	90.6
1-Jan-17	30-Jun-18	Swap	20,000	89.9
1-Jan-17	31-Dec-17	Swap	10,000	86.1
1-Jan-17	31-Dec-18	Swap	5,000	77.0
1-Jan-18	31-Dec-18	Swap	45,000	81.9
1-Jan-18	30-Jun-19	Swap	20,000	90.8
1-Jul-18	31-Dec-18	Swap	20,000	85.4
1-Jan-19	31-Dec-19	Swap	20,000	81.7
1-Jul-19	31-Dec-19	Swap	20,000	80.7

(7)	ARC receives NYMEX price based on Last Day settlement multiplied by AECO/NYMEX US$/MMBtu ratio; ARC pays AECO Monthly (7A) index US$/MMBtu.

Financial AECO Basis Fixed Price Swap Contracts (8)
			Volume	Bought Swap	Sold Swap
Term		Contract	MMBtu/d	US$/MMBtu	US$/MMBtu
1-Jan-17	31-Jan-17	Swap	50,000	(0.93)	—
1-Jan-17	31-Dec-17	Swap	65,000	—	(0.83)
1-Jan-17	31-Dec-18	Swap	5,000	—	(0.64)
1-Jan-18	31-Dec-18	Swap	60,000	—	(0.75)
1-Jan-19	31-Dec-19	Swap	60,000	—	(0.69)
1-Jan-19	31-Dec-20	Swap	10,000	—	(0.83)
1-Jan-20	31-Dec-20	Swap	50,000	—	(0.64)

(8)	ARC receives NYMEX price based on Last Day settlement less AECO fixed price differential; ARC pays AECO (7A) monthly index US$/MMBtu.

Financial Electricity Heat Rate Contracts (9)
			Volume	Heat Rate
Term		Contract	MWh	GJ/MWh
1-Jan-17	31-Dec-17	Heat Rate Swap	20	13.71

(9)	ARC pays AECO Monthly (5A) x Heat Rate; ARC receives floating AESO Power Price (monthly average 24x7) Cdn$/MWh.

17.	INCOME TAXES
The major components of income tax expense for the years ended December 31, 2016 and 2015 were as follows:

	December 31, 2016	December 31, 2015
Current:
Current year	21.7	2.5
Adjustments for prior years	3.7	(11.5)
	25.4	(9.0)
Deferred:
Origination and reversal of temporary differences	19.6	(39.0)
Adjustments for prior years	(3.1)	3.9
Changes in tax rates and legislation	(0.5)	28.3
	16.0	(6.8)
Total provision for (recovery of) income taxes	41.4	(15.8)

ARC Resources Ltd.	33

The tax provision differs from the amount computed by applying the combined Canadian federal and provincial statutory income tax rates to income before income tax expense as follows:

	December 31, 2016	December 31, 2015
Income (loss) before tax	242.7	(358.5)
Canadian statutory rate (1)	26.7%	26.1%
Expected income tax expense (recovery) at statutory rates	64.8	(93.6)
Effect on income tax of:
Change in corporate tax rate	(0.6)	27.1
Non-deductible portion of unrealized foreign exchange losses (gains)	(5.1)	23.1
Non-taxable gain on business combination	(14.8)	—
Change in estimated pool balances	0.6	(7.6)
Change in unrecognized deferred tax asset on unrealized and realized foreign exchange losses	(4.5)	34.2
Other	1.0	1.0
Total provision for (recovery of) income taxes	41.4	(15.8)

(1)
The tax rate consists of the combined federal and provincial statutory tax rates for the Company and its subsidiaries for the years ended December 31, 2016 and 2015. The combined federal and provincial tax rate increased to 26.7 per cent in 2016 from 26.1 per cent in 2015, reflecting the impact of an entire year of the Alberta corporate tax rate increase from 10 to 12 per cent effective July 1, 2015, as compared to a pro-rated Alberta corporate tax rate increase for half the year in the 2015 comparable periods.

	December 31, 2016	December 31, 2015
Deferred tax liabilities:
PP&E in excess of tax basis	806.0	709.0
Risk management contracts	48.4	109.5

Deferred tax assets:
ARO	(146.0)	(152.3)
Long-term debt	(29.1)	(34.2)
Risk management contracts	(7.7)	(0.6)
Long-term incentive compensation expense	(13.0)	(10.4)
Unrecognized deferred tax assets (1)	29.7	34.2
Other	(4.0)	(7.1)
Deferred taxes	684.3	648.1

(1)	The unrecognized deferred tax assets relate to unrealized foreign exchange losses of $29.1 million and realized capital losses of $0.6 million ($34.2 million and $nil for 2015, respectively).

ARC Resources Ltd.	34

A continuity of deferred taxes is detailed in the following table:

	December 31, 2015	Recognized in Profit or Loss	Recognized in Business Combination	December 31, 2016
	Asset (Liability)	Asset (Liability)	Asset (Liability)	Asset (Liability)

PP&E	(709.0)	(76.8)	(20.2)	(806.0)
Risk management contracts	(108.9)	68.2	—	(40.7)
Long-term debt	34.2	(5.1)	—	29.1
ARO	152.3	(6.3)	—	146.0
Long-term incentive compensation expense	10.4	2.6	—	13.0
Unrecognized deferred tax asset on unrealized and realized foreign exchange losses	(34.2)	4.5	—	(29.7)
Other	7.1	(3.1)	—	4.0
Total	(648.1)	(16.0)	(20.2)	(684.3)
At December 31, 2016, the petroleum and natural gas properties and facilities owned by ARC have an approximate federal tax basis of $1.7 billion ($2.3 billion in 2015) available for future use as deductions from taxable income.
The following is a summary of ARC's estimated ARC tax pools as at December 31, 2016 and 2015:

	December 31, 2016	December 31, 2015
Canadian oil and gas property expense	175.2	595.2
Canadian development expense	738.1	877.1
Undepreciated capital cost	722.2	791.4
Other	15.1	21.8
Total federal tax pools	1,650.6	2,285.5
Additional Alberta tax pools	6.5	8.6
A deferred tax asset has not been recognized with respect to net capital losses in the amount of $2.3 million, in addition to unrealized capital losses relating to foreign exchange losses on US denominated debt in the amount of $219.0 million, as it is not considered probable that the benefit of the capital losses will be realized. Recognition is dependent on the realization of future taxable capital gains.
Effective March 1, 2016, ARC wound up 1504793 Alberta Ltd. resulting in the dissolution of the partnership. All transactions were executed on a tax deferred basis using provisions under the Federal Income Tax Act. As a result, there are no longer any temporary differences associated with the investment in the partnership at December 31, 2016 (taxable temporary differences of $2.3 billion at December 31, 2015).

ARC Resources Ltd.	35

18.	SHAREHOLDERS’ CAPITAL
ARC is authorized to issue an unlimited number of no par value common shares and 50 million preferred shares without nominal or par value. Common shares carry one vote per share and the right to any dividends declared. Preferred shares may be issued in series with rights and conditions to be determined by ARC's Board of Directors prior to issuance and subject to the Company’s articles. There are no outstanding preferred shares as at December 31, 2016 or 2015.

(thousands of shares)	Year Ended December 31, 2016	Year Ended December 31, 2015
Common shares, beginning of year	347,084	319,439
Equity offering	—	17,859
Restricted shares issued pursuant to the LTRSA (1) Plan	99	103
Forfeited restricted shares pursuant to the LTRSA Plan	(3)	(7)
Unvested restricted shares held in trust pursuant to the LTRSA Plan	(96)	(96)
Dividend Reinvestment Plan	4,756	7,563
Stock Dividend Program	1,398	2,224
Issued on exercise of share options	49	—
Cancelled shares	—	(1)
Common shares, end of year	353,287	347,084

(1)	Long-term Restricted Share Award ("LTRSA"), includes restricted shares granted and associated stock dividends.
Net income (loss) per common share has been determined based on the following:

(thousands of shares)	Year Ended December 31, 2016	Year Ended December 31, 2015
Weighted average common shares	350,907	340,542
Dilutive impact of share-based compensation(1)	404	—
Weighted average common shares, diluted	351,311	340,542

(1)
For the year ended December 31, 2016, 1.0 million share options were excluded from the diluted weighted average shares calculation as they were anti-dilutive (3.2 million for the year ended December 31, 2015).

Dividends declared for the year ended December 31, 2016 were $0.65 per common share, ($1.20 for the year ended December 31, 2015).
On January 16, 2017, the Board of Directors declared a dividend of $0.05 per common share designated as an eligible dividend, payable in cash or common shares under the Stock Dividend Program, to shareholders of record on January 31, 2017. The dividend payment date is February 15, 2017. Of the $17.7 million in dividends payable at December 31, 2016 ($34.7 million at December 31, 2015), $0.2 million is payable in common shares under the Stock Dividend Program ($4.5 million at December 31, 2015).
On February 8, 2017, ARC's Board of Directors approved the cancellation of ARC's Dividend Reinvestment Plan and Stock Dividend Program beginning with the dividend payment on April 17, 2017 to shareholders of record on March 31, 2017. Shareholders that had been enrolled in either program will receive dividends in cash after the cancellation date.

19.	SHARE-BASED COMPENSATION PLANS
RSU and PSU Plan
ARC’s share-based long-term incentive plan results in employees, officers and directors (the “plan participants”) receiving cash compensation in relation to the value of a specified number of underlying notional share units. The RSU and PSU Plan consists of Restricted Share Units ("RSUs") for which the number of share units is fixed and will vest evenly over a period of three years and PSUs for which the number of share units is variable and will vest at the end of three years.
Upon vesting of the RSUs, the plan participant receives a cash payment based on the fair value of the underlying share units plus all dividends accrued since the grant date. The cash compensation of the PSUs issued upon vesting is further dependent upon an adjustment to the final number of PSU awards that eventually vest based on a

ARC Resources Ltd.	36

performance multiplier. The performance multiplier is calculated at the time of payment using the percentile rank of ARC’s total shareholder return relative to its peers and can result in cash compensation issued upon vesting of the PSUs ranging from zero to two times the value of the PSUs originally granted.
Deferred Share Unit Plan (“DSU Plan”)
ARC offers a DSU Plan to non-employee directors, under which each director receives a minimum of 60 per cent of their total annual remuneration in the form of Deferred Share Units ("DSUs"). Each DSU fully vests on the date of grant, but is distributed only when the director has ceased to be a member of the Board of Directors of the Company. Units are settled in cash determined by the value of the underlying common shares.
Long-term Incentive Plans
The following table summarizes the RSU, PSU and DSU movement for the years ended December 31, 2016 and 2015:

(number of units, thousands)	RSUs	PSUs (1)	DSUs
Balance, January 1, 2015	625	1,513	220
Granted	464	702	97
Distributed	(294)	(493)	—
Forfeited	(65)	(145)	—
Balance, December 31, 2015	730	1,577	317
Granted	387	676	95
Distributed	(297)	(454)	—
Forfeited	(130)	(91)	—
Balance, December 31, 2016	690	1,708	412

(1)	Based on underlying units before any effect of the performance multiplier.
Compensation charges relating to the RSU and PSU Plan and DSU Plan are reconciled as follows:

	Year Ended December 31, 2016	Year Ended December 31, 2015
G&A expenses	28.9	2.4
Operating expenses	4.0	1.6
PP&E	2.8	1.0
Total compensation charges	35.7	5.0
Cash payments	25.8	25.3
At December 31, 2016, $25.0 million of compensation amounts payable were included in accounts payable and accrued liabilities on the balance sheet ($20.0 million at December 31, 2015) and $24.6 million was included in the long-term incentive compensation liability ($19.5 million at December 31, 2015). A recoverable amount of $0.5 million was included in accounts receivable at December 31, 2016 ($0.3 million at December 31, 2015).
Share Option Plan
Share options are granted to officers and certain employees of ARC which vest evenly on the fourth and fifth anniversary of their grant date and have a maximum term of seven years. The option holder has the right to exercise the options and purchase one common share per option at the original grant price or at a reduced exercise price, equal to the grant price less all dividends paid subsequent to the grant date and prior to the exercise date. The original grant price is calculated as the weighted average trading price of ARC common shares for the five days immediately preceding the grant date.

ARC Resources Ltd.	37

The changes in total share options outstanding and related weighted average exercise prices for the years ended December 31, 2016 and 2015 were as follows:

	Share Options (number of units, thousands)	Weighted Average Exercise Price ($)
Balance, January 1, 2015	2,505	23.43
Granted	999	21.86
Forfeited	(283)	22.30
Balance, December 31, 2015	3,221	21.95
Granted	955	21.13
Exercised	(49)	16.39
Forfeited	(155)	21.62
Balance, December 31, 2016	3,972	21.22
Exercisable, December 31, 2016	667	17.77
The following table summarizes information regarding share options outstanding at December 31, 2016:

Range of exercise price per common share ($)	Number of share options outstanding (thousands)	Weighted average exercise price per share for options outstanding ($)	Weighted average remaining term (years)	Number of share options exercisable (thousands)	Weighted average exercise price per share for options exercisable ($)
15.30 - 20.00	766	15.30	2.47	362	15.30
20.01 - 25.00	2,724	21.25	4.95	305	20.71
25.01 - 30.44	482	30.44	4.47	—	—
Total	3,972	21.22	4.42	667	17.77
ARC estimates the fair value of share options granted on the date of grant using a binomial-lattice option pricing model. The following assumptions were used to arrive at the estimated fair value of the share options at their grant date:

	Year Ended December 31, 2016	Year Ended December 31, 2015
Grant date share price ($)	21.13	21.86
Exercise price ($) (1)	21.13	21.86
Expected annual dividends ($)	0.60	1.20
Expected volatility (%) (2)	33.00	37.00
Risk-free interest rate (%)	0.88	1.40
Expected life of share option (3)	5.5 to 6 years	5.5 to 6 years
Fair value per share option ($)	3.70	5.68

(1)	Exercise price is reduced monthly by the amount of dividend declared.

(2)	Expected volatility is determined by the average price volatility of the common shares/trust units over the past seven years.

(3)	Expected life of the share option is calculated as the mid-point between vesting date and expiry.
ARC recorded compensation expense of $4.4 million relating to the share option plan for the year ended December 31, 2016 ($3.4 million for the year ended December 31, 2015). During the year ended December 31, 2016, $0.5 million of share option compensation charges were capitalized to PP&E ($0.4 million for the year ended December 31, 2015).
LTRSA Plan
On April 30, 2015, at its Annual and Special Meeting of Shareholders, ARC shareholders approved a new LTRSA Plan to award shares of ARC to qualifying officers and employees. The first grant of the LTRSA Plan occurred on June 24, 2015.

ARC Resources Ltd.	38

LTRSA grants consist of restricted common shares that are awarded at the date of grant and a cash payment made equal to the estimated personal tax obligation associated with the total award. The restricted shares issued on the grant date of the award are held in trust until the vesting conditions have been met.
While in trust, the restricted shares earn dividends that are reinvested into ARC common shares. These re-invested common shares issued are also held in trust until vested. Each LTRSA vests evenly on the eighth, ninth, and tenth anniversaries of their respective grant dates. Restricted shares and any accrued dividends that are subject to forfeiture will be redeemed and cancelled by ARC.
Compensation expense associated with the cash payments made under the LTRSA Plan is recognized immediately, while compensation expense associated with the restricted common shares is recognized over the vesting period with a corresponding charge to contributed surplus. Upon vesting, ARC recognizes an increase in share capital with a corresponding reduction to contributed surplus. The dilutive effect of outstanding LTRSAs is reflected as additional share dilution in the computation of earnings per share.
The estimated fair value of LTRSAs is determined as the weighted average trading price of ARC common shares for the five days immediately preceding the grant date. The changes in total LTRSA outstanding and related fair value per restricted share for the years ended December 31, 2016 and 2015 were as follows:

	LTRSA (number of units, thousands)	Fair Value per Restricted Share ($)
Balance, January 1, 2015	—	—
Granted	100	21.56
Forfeited	(7)	21.86
Balance, December 31, 2015	93	21.54
Granted	94	21.13
Forfeited	(3)	21.86
Balance, December 31, 2016	184	21.33
ARC recorded G&A expenses of $1.1 million relating to the LTRSA Plan during the year ended December 31, 2016 ($0.9 million for the year ended December 31, 2015). At December 31, 2016, $nil compensation amounts payable were included in accounts payable and accrued liabilities on the balance sheet ($nil at December 31, 2015).

20.	COMMITMENTS AND CONTINGENCIES
The following is a summary of ARC’s contractual obligations and commitments as at December 31, 2016:

	Payments Due by Period
	1 Year	2-3 Years	4-5 Years	Beyond 5 Years	Total
Debt repayments (1)	51.5	158.4	308.7	507.4	1,026.0
Interest payments (2)	43.9	76.3	57.6	44.2	222.0
Reclamation fund contributions (3)	3.1	6.0	5.5	42.9	57.5
Purchase commitments	11.1	7.8	0.5	—	19.4
Transportation commitments	84.6	141.3	118.9	308.9	653.7
Operating leases	15.7	28.9	27.3	30.8	102.7
Risk management contract premiums (4)	6.4	0.6	—	—	7.0
Total contractual obligations and commitments	216.3	419.3	518.5	934.2	2,088.3

(1)	Long-term and current portion of long-term debt.

(2)	Fixed interest payments on senior notes.

(3)	Contribution commitments to a restricted reclamation fund associated with the Redwater property.

(4)	Fixed premiums to be paid in future periods on certain commodity price risk management contracts.
In addition to the above risk management contract premiums, ARC has commitments related to its risk management program (see Note 16). As the premiums are related to the underlying risk management contracts, they have been recorded at fair market value at December 31, 2016 on the balance sheet as part of risk management contracts.

ARC Resources Ltd.	39

ARC enters into commitments for capital expenditures in advance of the expenditures being made. At a given point in time, it is estimated that ARC has committed to capital expenditures equal to approximately one quarter of its capital budget by means of giving the necessary authorizations to incur the expenditures in a future period.
ARC is involved in litigation and claims arising in the normal course of operations. Such claims are not expected to have a material impact on ARC’s results of operations or cash flows.

21.	RELATED PARTIES
Key Management Personnel Compensation
ARC has determined that the key management personnel of ARC consists of its officers and directors. Short-term benefits are composed of salaries and directors' fees, annual bonuses, and other benefits. In addition, the Company provides share-based compensation to its key management personnel under the RSU and PSU, DSU, LTRSA and Share Option Plans. The compensation relating to key management personnel for the year is as follows:

	Year Ended December 31, 2016	Year Ended December 31, 2015
Short-term benefits	6.8	7.2
Share-based compensation	20.5	1.6
Total key management personnel compensation	27.3	8.8

22.	SUPPLEMENTAL DISCLOSURES
Presentation in the Statements of Income
ARC’s statements of income are prepared primarily by nature of item, with the exception of employee compensation expenses which are included in both operating and G&A expense line items.
The following table details the amount of total employee compensation expenses included in operating and G&A expense line items in the statements of income:

	Year Ended	Year Ended
	December 31, 2016	December 31, 2015
Operating	35.0	35.8
G&A	77.6	60.3
Total employee compensation expenses	112.6	96.1
Cash Flow Statement Presentation
The following tables provide a detailed breakdown of certain line items contained within cash flow from operating activities:

	Year Ended	Year Ended
Change in Non-Cash Working Capital	December 31, 2016	December 31, 2015
Accounts receivable	(48.1)	48.4
Accounts payable and accrued liabilities	25.4	(203.0)
Prepaid expenses	2.2	—
Total	(20.5)	(154.6)
Relating to:
Operating activities	2.1	(62.4)
Investing activities	(22.6)	(92.2)
Total change in non-cash working capital	(20.5)	(154.6)

ARC Resources Ltd.	40

	Year Ended	Year Ended
Other Non-Cash Items	December 31, 2016	December 31, 2015
Non-cash lease inducement	(1.7)	(1.7)
Loss (gain) on short-term investments	(1.2)	0.4
Share-based compensation expense	4.8	3.6
Total other non-cash items	1.9	2.3

	Year Ended	Year Ended
Net Change in Other Liabilities	December 31, 2016	December 31, 2015
Long-term incentive compensation liability	5.1	(9.6)
Risk management contracts	3.2	(0.1)
ARO	(13.0)	(12.3)
Total net change in other liabilities	(4.7)	(22.0)

ARC Resources Ltd.	41